Mail Stop 3561

                                                December 8, 2005

Peter E. Julian
Chief Executive Officer
Performance Home Buyers, LLC
4130 Linden Avenue
Dayton, Ohio 45432

      Re:	Performance Home Buyers, LLC
      Amendment No. 1 to Registration Statement on Form SB-2
      Filed November 10, 2005
      Registration Statement on Form SB-2
      Filed November 9, 2005
      File No. 333-129604

Dear Mr. Julian:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note that you intend to conduct a delayed offering of the registered securities under Rule 415 of the Securities Act.
Please
tell us which paragraph of Rule 415(a)(1) you intend to rely upon in connection with your offering. For example, it does not appear that
Rule 415(a)(1)(x), which permits securities to be offered on a delayed basis by or on behalf of the registrant, is available to you since that paragraph is only applicable to registration statements on
Form S-3. If you intend to conduct a continuous offering in reliance on Rule 415(a)(1)(ix), please revise to clarify, if true, that the offering will be commenced promptly, will be made on a continuous basis, and may continue for a period in excess of 30 days. In the latter case, please also revise the cover page of the prospectus to identify the maximum aggregate principal amount of each type of note that will be issued.
2. Please provide us with any gatefold information such as pictures, graphics or artwork that will be used in the prospectus.
3. In a separate section, please summarize your other indebtedness and their ranking with respect to the renewable notes offered in this registration statement.

Prospectus Cover Page
4. Please revise so that your cover page disclosure appears on one page. Further, please disclose the date that the offering will end.
Refer to Item 501(a) of Regulation S-B. Since this is a best efforts offering, please omit the reference to Sumner Harrington at the bottom of the cover page.

Prospectus Summary, page 1

The Offering, page 2
5. We note that on the cover page you state that the proceeds will be held in escrow until certain conditions are met. Please describe the terms of the escrow arrangement.

Rescission Right, page 2
6. Please revise to clarify that the right to rescind does not apply to transfers or automatic renewal of the notes, as stated on page
47.

Denomination, page 3
7. Please state whether there are any minimum purchase requirements.

Risk Factors, page 8
8. Please include a risk factor that discusses the conflicts of interest experienced by your manager relating to investment opportunities. Please also discuss the common management, ownership and control.

9. Please discuss the risks in connection with the following:

* The geographical concentration of properties in Dayton, Ohio;
* Significant ownership control of your officers and directors;
and
* Current indebtedness that ranks equally with the renewable notes.

The notes may not be a suitable investment for you, page 8
10. Please revise to disclose that no rating agency has reviewed the terms of the notes or your financial condition.

We have a limited operating history..., page 13
11. Please describe how the VIEs were "not successful."

Our purchase of 47 properties from VIEs may be unwound if
debtors...,
page 14
12. Please quantify the outstanding debt.  Similarly, please quantify
the distributions paid to date in the next risk factor, "[o]ur sales
of Class C...."

We need substantial liquidity to operate our business, page 15
13. Please revise the last paragraph so that it is consistent with the revenue recognition policy discussed on page F-7.

Use of Proceeds, page 18
14. Please revise to clarify the order of priority for your use of proceeds if you fail to raise the maximum amount of $25 million. For example, your use of proceeds table should show the intended allocation of the proceeds assuming a nominal amount, 50% and 100% of the $25 million offering amount are raised. Please revise to include the information relating to the repayment of indebtedness described in Instruction 1 to Item 504 of Regulation S-B. Further, regarding expenses in connection with new properties, please include the information described in Instruction 2 to Item 504 of Regulation S-B.

Management`s Discussion and Analysis of Financial Condition...,
page
20

Critical Accounting Policies, page 20
15. Disclosure regarding critical accounting policies should supplement, not duplicate, the description of accounting policies that are disclosed in the notes to financial statements. The discussion included in Management`s Discussion and Analysis of Financial Condition and Results of Operations should present your analysis of the uncertainties involved in applying a principle or the variability that is reasonably likely to result from its application over time. Please revise to address why your significant accounting estimates or assumptions bear the risk of change and provide an analysis of the effects of changes in estimates or assumptions during the periods presented, whether the estimates or assumptions are reasonably likely to change in the future and their sensitivity to change based on other outcomes that are reasonably likely to occur and would have a material effect. Please see SEC Release 33-8350.

Financial Operations Overview, page 22
16. Please include a discussion of known trends, events and uncertainties that have had or are reasonably expected to have a material impact on net sales and revenues or income from continuing operations. For example, please expand your discussion of the trend in property acquisitions you refer to in the third paragraph on page
28.  See Item 303(b) of Regulation S-B.
17. Please provide a discussion and analysis of the results of your rental operations and gains on sales of rental property.
18. Please disclose the amount of net sales from un-restored homes sold to real estate investors and renovated homes sold to purchase contract buyers for each period presented in your discussions of net sales from residential properties. Please also revise to include a discussion and analysis of the number of properties sold and average selling prices for each period presented.
19. Please disclose the amount of property acquisition costs, costs of renovations and costs incurred to maintain properties charged to costs of residential property sold for each period presented in your discussions of gross profit. Please also disclose the cost of residential property sold for un-restored and renovated homes for each period presented. In addition, please revise to include a discussion and analysis of the changes in costs charged to cost of residential property sold.
20. Please disclose the reasons that caused the increase in the costs of audit, legal and professional services in your discussion of selling general and administrative expenses for the six months ended
June 30, 2005 compared to the six months ended June 30, 2004. Please also identify and quantify the impact of individual expense items that increased as a result of the increase in business volume in your discussion of selling general and administrative expenses for the year ended December 31, 2005 compared to the year ended December 31,
2004. In doing so, please provide an analysis that accounts for the majority of the increase in selling general and administrative expenses.

Liquidity and Capital Resources, page 23
21. We note your discussions of property transactions, VIEs, revenue recognition and growth and challenges. Please revise to provide a more informative discussion of your financial position, changes in financial position and liquidity for the periods presented. The discussion should address the past and future financial condition with particular emphasis on the prospects for the future. For example, please provide a discussion and analysis of:

* the impact of property transactions on inventories, mortgage and bank debt obligations and restricted cash;

* the impact of sales of rental property;

* mortgage and bank debt financing transactions and credit lines;

* equity and member transactions including capital contributions, distributions and loans;

* internal and external sources of liquidity including cash flow from operations, available credit lines, unrecognized deferred income and your access to capital to acquire additional properties; and

* known trends, events and uncertainties that have had or are reasonably likely to have a material impact on your liquidity.

If you do not believe some or all of the above bullet points would enhance a description of the liquidity of your business, please advise us.

22. We note your disclosure regarding properties purchased from related parties in 2004. We also note your disclosure in the third paragraph on page 38 regarding properties acquired from the VIEs included in your consolidated financial statements. Please clarify, if true, that the 47 properties were acquired from consolidated VIEs.
Otherwise, please disclose the nature of the related party relationships and the dollar amount of the transactions and also include this disclosure in the notes to your financial statements.
23. We note your disclosure on page 24 that the VIEs have renegotiated the VIE notes to lower interest rates to 5% and extend the maturity dates for an additional five years. We also note your disclosure in Note 12 on page F-24. These disclosures appear to be inconsistent. Please revise as necessary. In addition, we note your disclosure that management believes the issuance of the Class C preferred units and renegotiation of the VIE notes provides a return to the VIE investors and will eventually lead to a full return of their principal and allow you to solve an impediment to growth and profitability. Please discuss the risks regarding your ability renegotiate the VIE notes and make dividend payments and distributions in amounts that will enable the VIEs to pay the VIE obligations.

Description of Business, page 26
24. Briefly describe your organizational history.
25. We note that you are engaged in real estate activities.
Please
revise to include the information described in Items 13-15 of Form
S-
11. Refer to General Instruction B.2. of Form SB-2. Please consider presenting the information described in Items 14 and 15 in a table format.
26. We note that you state that you acquire and rehabilitate or improve properties with cash or internal funds. Given your accumulated deficit and limited cash, please specify the source of funding, aside from the proceeds of this offering, for your ongoing operations, acquisitions and property development plans.

Management Agreement, page 26
27. We note that you state that the manager provides similar management services to other entities in the same real estate business that are owned by your executive officers and directors. Please include a summary of each type of transaction that may result in a conflict of interest and the proposed method of dealing with such conflict. For guidance, see Item 5 of Guide 5. Please also include an organizational chart showing the relationship between the various entities controlled by your manager or its affiliates.

Default and Forfeiture Policies, page 30
28. Please describe your credit review process and the criteria followed.

Lease of Properties, page 30
29. We note that you lease properties pursuant to lease-to-purchase and lease rental agreements. Please disclose the types of real estate that you lease, the number of each type, and default rates. Please further describe your plans to increase the number of leased properties and discuss the nature of the favorable tax treatment.

Management, page 33
30. Please revise to describe the type of business conducted by J-Port, L-Port, Performance Home Buyers IV, LLC, Julian Investments
Group, High Yield Income Investments and DTX Investments.

Security Ownership, page 39
31. Please disclose the date that was used in generating the information in the table.
Description of the Notes, page 43
32. Please disclose that the indenture and the notes will be governed by Minnesota law, as described in Section 10.10 of the indenture. Renewal or Redemption on Maturity, page 47
33. Please revise to clarify that the notes will be automatically renewed for the same term, as stated on the cover page and in the summary. Please also discuss whether your right to renew or redeem the notes will supersede any prior election of one or more of the holders to have their notes repaid at maturity.

Repurchase At Request of Holder, page 49
34. We note that the decision to repurchase notes at the request of a holder will be in your sole discretion. Please describe the factors that you will consider.
 Amendment, Supplement and Waiver, page 54
35. Please disclose whether the note holders may act by written consent and whether a list of note holders will be available upon request.

Plan of Distribution, page 58
36. Please disclose that Sumner Harrington is a registered broker-dealer. In addition, please note that no broker-dealer may participate in the offering until it obtains a "no objection" position on the terms of the underwriting compensation from the NASD`s Corporate Finance Department.
37. We note that on page 11 under "[t]he distribution and management agreement with the servicing agent...," you state that other parties including your manager may take over certain of the functions provided by Sumner Harrington. Please disclose, if true, that these parties will be registered broker-dealers or associated persons of registered broker-dealers. If any such persons will not be registered broker-dealers or associated persons of registered broker-dealers, please disclose the exemption from registration under
Section 15 of the Exchange Act that will be relied upon by each such person and the facts that support the availability of that exemption.

Financial Statements, page F-1

General
38. Please update the financial statements to include financial statements for an interim period ending within 135 days of the effective date. Please refer to Item 310(g) of Regulation S-B.

Report of Independent Registered Public Accounting Firm, page F-2
39. Please disclose the city and state of the accounting firm`s office issuing the report. See Auditing Standards No. 1 of the Public Company Accounting Oversight Board and Article 2 of
Regulation
S-X referred to in paragraph 2 of the Notes in Item 310 of Regulation
S-B.

Consolidated Balance Sheets, page F-3
40. Please tell us why the presentation of an unclassified balance sheet is generally accepted in your specific industry as opposed to presenting a classified balance sheet that would permit ready determination of working capital. In doing so, please include a discussion of industry practice and explain to us in detail your operating cycle.
41. Please disclose in the notes to financial statements a description and the dollar amounts of transactions that gave rise to the amounts due from owners and officers classified as a component of deficit. Please also disclose a description and the dollar amounts of other material related party transactions during the periods presented including those giving rise to amounts due from owners and officers converted to owner distributions and the transactions disclosed in "Certain Relationships and Related Transactions" on page
37 to the extent that the transaction are not eliminated in consolidation. Please see paragraph 2 of FAS 57.

Consolidated Statements of Operations, page F-4
42. We note that you disclosed income (loss) from rental operations, net as opposed to separately disclosing revenues from rental operations as a component of net sales and revenues and disclosing related rental expenses in operating costs and expenses. Please tell us how your presentation complies with GAAP or revise the presentation to disclose total net sales and rental revenues and cost of net sales and related rental expenses for the periods presented.
43. We note that you have included a subtotal of gross profit, income
(loss) from rental operations, net and gain on sales of rental property. Please tell us your basis in GAAP for the presentation of this subtotal or revise to remove the subtotal.
44. Please tell us the items and their amounts included in miscellaneous non-operating expenses.

Consolidated Statements of Changes in Deficit, page F-5
45. We note that the amount of capital contributions for the years ended December 31, 2003 and 2004 net of the non-cash transaction disclosed in Note 11 do not agree to cash flows from capital contributions in your statements of cash flows. We also note that distributions for those same periods net of the non-cash transactions disclosed in Note 11 do not agree to cash flows from distribution to owners in your statements of cash flows by a like amount. Please explain the nature of such items including any difference in grouping for statement of cash flow presentation purposes. Please also note that non-cash transactions should not be reflected in the body of the
Statement of Cash Flows but should only be disclosed as in Note
11.
We may have further comment.

Notes to Consolidated Financial Statements, page F-7

Note 1 - Description of Business and Summary of Significant
Accounting Policies, page F-7

General
46. Please disclose your accounting policies and methods for determining impairment of residential property held for sale and rental property held and used.
47. Please disclose the amount of interest capitalized during each period presented. See paragraph 21 of FAS 34.

Revenue Recognition, page F-7
48. Please disclose your accounting policies and methods regarding recognition of rental income and related initial direct costs and rental payments credited towards the purchase price of properties under lease-to-purchase contracts.

Inventories - Residential Properties, page F-7
49. Please explain to us the nature of the costs you incur to maintain the property during the term of land contracts. You may want to enhance your disclosure to add specificity for such costs. It should also be clear from such disclosure, your accounting policy regarding recognition of holding costs such as real estate taxes and costs to sell.

Loan Costs, page F-8
50. Please disclose, if true, that the amounts of amortization of loan costs using the straight-line method are not materially different from the amounts of amortization using the interest method or revise your accounting policy. Please refer to paragraph 15 of APB 21 and paragraphs 16 and 17 of APB 12.

Note 2 - Variable Interest Entities (VIE), page F-8
51. We note your disclosure in Management`s Discussion and Analysis of Financial Condition and Results of Operations that you consolidate the VIEs principally due to Mr. Julian`s control and significant involvement with the VIEs and that you have not guaranteed or invested in the entities. Please tell us in detail the nature of your explicit or implicit variable interest in each of the entities you have consolidated and why you are the primary beneficiary. In doing so, please tell us with respect to each VIE:

* the nature of your involvement and when that involvement began;

* the name, percentage ownership and equity investment of each partner, member and/or shareholder as of the beginning and end of each period presented;

* the name of each person that provides subordinated financial support, the amounts of subordinated financial support provided by each person during each of the periods presented and the amount of subordinated debt held by each person at the beginning and end of each period presented; and

* the terms of contractual agreements that define obligations to absorb expected losses or the right to receive the expected residual returns.

If you determined that you hold an implicit variable interest in the
VIEs, please tell us the facts and circumstances that support your determination that an implicit variable interest exists. Please refer to FASB Staff Position No. FIN 46(R)-5. Please also tell us the facts and circumstances that support your conclusion that you are the party that is most closely associated with the VIEs. Please refer to paragraph 17 of FIN 46R.

52. We note that the VIEs have received capital contributions and made distributions during the periods presented and that certain VIEs have curtailed their activities. Please tell us whether you reconsidered your initial determination of whether the entities were
VIEs and your initial decision to consolidate the VIEs upon the occurrence of these events as required by paragraphs 7 and 15 of FIN
46R. If so, please tell us why these events did not effect your initial determinations. If not, please tell us why the events were not considered reconsideration events.
53. Please tell us whether the acquisitions of Fitz-Port, JPW, J-Port, High Yield and Jul-Fitz were accounted for as purchases or as transactions between entities under common control. In either event, explain in detail how your acquisition accounting and disclosure complies with FAS 141. Please also tell us the aggregate cost of the acquired entities and, if applicable, the aggregate amounts assigned to goodwill and other intangible assets.
54. Please tell us how you accounted for the disposition of DTX. In doing so, please tell us why the results of operations of DTX are not reported in discontinued operations. Please refer to paragraphs 42 -
43 of FAS 144. Please also tell us the revenues and income (loss) of
DTX for each period presented and amount of any gain or loss recognized on disposal. Finally tell us, and consider disclosure, of the financial statement ramifications of your variable interest entities being in default of various notes payable. We may have further comment.

Note 4 - Notes, Mortgages and Other Obligations Payable, page F-18
55. Please disclose the significant covenants and cross-default provisions contained in your debt agreements. Please also disclose whether you are in compliance with the covenants and conditions contained in debt agreements that are not in default as to payment and the effects of noncompliance with such covenants.

Note 9 - Contingencies, page F-22
56. Please tell us how you intend to classify the long-term notes you will receive in exchange for the Class C preferred units in your balance sheet. In that regard, if the Class C preferred units are classified outside of permanent equity, please tell us if a right of setoff exists. In doing so, tell us how each of the criteria in paragraph 5 of FIN 39 are met. In the event the Class C preferred units are classified as permanent equity, please note the provisions of EITF 85-1.

Note 12 - Subsequent Events, page F-24
57. Please tell us whether the conversion of subordinated debt into
Class C preferred units was pursuant to conversion terms embedded in the debt or whether the conversion arose subsequently as a result of negotiations. If the latter, please tell us the valuation basis at which you recorded the transaction and justify such basis under GAAP.
58. Please disclose of the issuance of Class C preferred shares to the VIEs discussed in "Certain Relationships and Related Transactions" under the heading "Restructuring the VIE`s Debt and the
Sale of Additional Class C Preferred Units" on page 37. Please tell us whether the Class C preferred units issued to the VIEs embodies an unconditional obligation or a conditional obligation to redeem the instruments and the reasons for your conclusion. Please refer to paragraphs 9 and 10 of FAS 150. Please also tell us whether you have classified the Class C units issued to the VIEs as a liability, permanent equity or temporary equity and the basis in GAAP for your classification. In addition, please tell us how you determined the initial carrying amount of the Class C preferred units issued to the
VIEs and your basis for that valuation. Further, please tell us the method you are using to account for changes in the redemption value of the Class C preferred units issued to the VIEs. Please refer to
EITF D-98 and SAB Topic 3:C.
59. Please tell us how you are accounting for the restructuring of the delinquent VIE notes. In doing so, please tell us the valuation basis at which you are recording the transactions and the basis in GAAP for your accounting treatment. Please refer to the model in paragraph 6 of EITF 02-4 and FAS 15 or EITF 96-19 as applicable and provide us with a summary of the pertinent facts and circumstances that supports your accounting treatment.

*	*	*	*	*



      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.



      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact William Thompson, Staff Accountant, at (202) 551-3344 or William Choi, Accounting Branch Chief, at (202) 551-3716,
if you have questions regarding comments on the financial statements and related matters. Please contact Peggy Kim, Senior Staff Attorney, at (202) 551-3411, or me at (202) 551-3720 with any other
questions.

Sincerely,



H. Christopher Owings
Assistant Director

cc:	Philip Colton, Esq.
	Winthrop & Weinstine, P.A.
	Via Facsimile
??

??

??

??

Peter E. Julian
Performance Home Buyers, LLC
December 8, 2005
Page 1